EXHIBIT 12.2
PROLOGIS TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)


                                             Six Months Ended
                                                 June 30,                                   Year Ended December 31,
                                          ----------------------       -------------------------------------------------------------
                                             2001        2000             2000          1999         1998        1997         1996
                                          ----------  ----------       ----------    ---------    ----------  ----------   ---------

Net earnings from operations              $  121,820  $  112,049       $  236,221    $ 161,570    $  102,936  $   38,832   $  79,384
Add:
     Interest expense                         77,554      84,842          172,191      170,746        77,650      52,704      38,819
                                          ----------  ----------       ----------    ---------    ----------  ----------   ---------

Earnings as adjusted                      $  199,374  $  196,891       $  408,412    $ 332,316    $  180,586  $   91,536   $ 118,203
                                          ==========  ==========       ==========    =========    ==========  ==========   =========


Combined fixed charges and
  preferred share dividends:
     Interest expense                     $   77,554  $   84,842       $  172,191    $ 170,746    $   77,650  $   52,704   $  38,819
     Capitalized interest                     17,052       8,446           18,549       15,980        19,173      18,365      16,138
                                          ----------  ----------       ----------    ---------    ----------  ----------   ---------

         Total fixed charges                  94,606      93,288          190,740      186,726        96,823      71,069      54,957

     Preferred share dividends                20,951      28,555           56,763       56,835        49,098      35,318      25,895
                                          ----------  ----------       ----------    ---------    ----------  ----------   ---------

Combined fixed charges and preferred
  share dividends                         $  115,557  $  121,843       $  247,503    $ 243,561    $  145,921  $  106,387   $  80,852
                                          ==========  ==========       ==========    =========    ==========  ==========   =========

Ratio of earnings, as adjusted to
  combined fixed charges and preferred
  share dividends                                1.7         1.6              1.7          1.4           1.2         (a)         1.5
                                          ==========  ==========       ==========    =========    ==========  ==========   =========






(a) Due to a one-time, non-recurring, non-cash charge of $75.4 million relating to the costs incurred in acquiring the management companies from a related party earnings were insufficient to cover combined fixed charges and preferred share dividends for the year ended December 31, 1997 by $14.9 million.




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